

Mail Stop 7010

April 7, 2009

Via U.S. mail and facsimile

Mr. Paul C. Saville
President and Chief Executive Officer
NVR, Inc.
11700 Plaza America Drive; Suite 500
Reston, VA 20190

> **RE: Form 10-K for the fiscal year ended December 31, 2008**
> **File No. 001-11311**

Dear Mr. Saville:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Mr. Paul C. Saville
NVR, Inc.
April 7, 2009
Page 2

Risk Factors, page 7

2. If applicable, please include a risk factor regarding your higher than normal cancellations of new home sales orders.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Homebuilding Backlog, page 19

3. Please revise to more fully explain how your backlog is impacted by cancellation rates and what trends you are expecting for backlog in the future. For example, it appears that your cancellation rates have been increasing for each segment over the past three years. Therefore, it is unclear if the backlog units disclosed on page 21 for the year ended December 31, 2008 could actually be considerably less than the amount disclosed if cancellations are continuing to increase. Please also revise your table on page 21 to disclose cancellation rates by segment for each period presented.

Liquidity and Capital Resources, page 30

4. We note your disclosure that you are in compliance with all debt covenants as of December 31, 2008. However, in light of the financial difficulties facing your industry, it appears there is a reasonable possibility that your company could face difficulties in the future with the maintenance of debt covenant compliance. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements.   For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Critical Accounting Policies, page 35

5. Please revise your accounting policies for homebuilding inventory and contract land deposits to include a more detailed discussion of how you perform your impairment analyses under SFAS 144. To the extent that you separately evaluate your lots and housing units covered under sales agreements and unsold lots and housing units, please ensure you discuss these different analyses.   Your revised disclosures should include a discussion or tabular presentation of the following:
*   The number of neighborhoods and/or lots evaluated for impairment;
*   The number of neighborhoods and/or lots impaired and the remaining carrying value of those neighborhoods;

- A discussion of cancellation rates, homebuilding inventory impairment and contract land deposit impairment by segment for each period presented (your current MD&A discussion starting on page 22 discusses some of these items but not for each segment or period presented); and
- If deemed appropriate, it may be helpful for you to disclose when your projections assume an improvement in market conditions (i.e. 2009, 2010, or later) so that investors may better understand you impairment analyses.

6. As a related matter, to the extent that you gather and analyze information regarding the risks of recoverability of your land related assets (lots and contract land deposits), consider disclosing such information if it would be material and useful to investors. It is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessments relative to your current market conditions and your peers to enable investors to attempt to assess the likelihood of potential future impairments.

7. We note when you completed your annual assessment of impairment for excess reorganization value, goodwill and indefinite lived intangible assets not subject to amortization during the first quarter of 2008 you noted no impairment of those assets. However, due to the continued deterioration of the homebuilding market throughout 2008 you reassessed goodwill and indefinite life intangible assets for impairment in the fourth quarter which resulted in the write down of all your goodwill and indefinite life intangible assets as of December 31, 2008. Based on this disclosure, it is unclear whether you reassessed your excess reorganization value as of December 31, 2008. Please clarify. Further, since you still have a significant value associated with reorganization value in excess of amounts allocable to identifiable assets, please revise your accounting policy and financial statement footnotes as necessary to more fully explain to investors what reorganization value represents, how these assets arose, and describe in detail how you evaluated these assets for impairment as of December 31, 2008 and on an on-going basis in light of the current market conditions. Specifically, you should disclose the following:

- Identify the reporting unit level at which you test excess reorganization value for impairment and your basis for that determination.
- Provide a detailed description of the valuation method used to determine if excess reorganization value is impaired.
- To the extent your estimated fair value of your identified reporting units do not materially exceed their carrying amount, please disclose these amounts and address the following:
  - Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
  - Better discuss your estimates and assumptions regarding the duration of the ongoing economic downturn and the period and strength of recovery; and

      o   If applicable, how the assumptions and methodologies used for valuing excess reorganization value in the current year have changed since the prior year highlighting the impact of any changes.

Exhibits, page 43

8. Please file exhibit 10.6 on EDGAR as an exhibit to a future filing. Please see Item 10(d) of Regulation S-K.

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 55

9. We note your disclosure that you do not capitalize interest costs into homebuilding inventory. Please tell us how you considered the provisions of paragraphs 9-11 of SFAS 34 in determining that it was not necessary to capitalize any interest cost associated with the construction of housing units.

Note 4 - Related Party Transactions, page 69

10. We note your disclosure regarding the purchase of developed lots from a company controlled by a member of your board of directors. Please disclose the name of the related person pursuant to Item 404(a)(1) of Regulation S-K.

*   *   *   *

       Please respond to these comments within 10 business days. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Paul C. Saville
NVR, Inc.
April 7, 2009
Page 5

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sherry Haywood, Attorney, at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief